[QMIS TBS CAPITAL GROUP LETTERHEAD]

July 7, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:Julia Griffith

J. Nolan McWilliams

Michael Volley

Amit Pande

Re: QMIS TBS Capital Group Corp.

Registration Statement on Form S-1

Originally Filed June 2, 2020

File No. 333-238872

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Griffith, Mr. McWilliams, Mr. Volley, and Mr. Pande:

On July 2, 2021, Ms. Griffith called Park Lloyd of Kirton McConkie, P.C., counsel to the Company, to let him know that the Commission had no further comments on the Registration Statement referenced above, SEC File No. 333-238872 (the “Registration Statement”), of QMIS TBS Capital Group Corp. (the “Company”).

Accordingly, based on Ms. Griffith’s notification of no additional comments by the Commission, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 3:00 p.m. Eastern Standard Time on Friday, July 9, 2021, or as soon thereafter as possible.

The undersigned acknowledges, on behalf of the Company, that:

-should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to company counsel, C. Parkinson Lloyd of Kirton McConkie at (801) 350-7619, and that such effectiveness also be confirmed in writing.

Thank you for your consideration and assistance in this matter.

Respectfully submitted,

QMIS TBS CAPITAL GROUP CORP.

/s/ Timo Bernd Strattner

Dr. Timo Bernd Strattner, CFO